

September 4, 2014

<u>Via E-mail</u>
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

>   **Re: Toshoan Holdings, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed August 21, 2014**
>   **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated August 15, 2014. Please revise throughout your prospectus, including through risk factor disclosure, to clarify that Mr. Abe does not intend to solicit any potential purchasers and that his participation in the offering will be limited to the activities set forth in Rule 3a4-1(a)(4)(iii) under the Exchange Act. Please also explain how you plan to conduct offers and sales of securities in light of the fact that Mr. Abe's involvement will be restricted, he is the only officer and director of your company and the offering is a self-underwritten best efforts offering. We may have further comments after reviewing your response.

2. We note your revised disclosure in response to comment 2 in our letter dated August 15, 2014 that "[r]egarding the sale of Mr. Abe's shares, they will be sold at a fixed price of $1.00 for the duration of the offering however, if at such time our shares are quoted on

the Over The Counter Marketplace "OTC" the selling stockholders, including Mr. Abe, may sell their shares at prevailing market prices or at privately negotiated prices." Please delete your reference to Mr. Abe in the second clause of the sentence and clarify throughout the filing that Mr. Abe will sell his shares at a fixed price for the duration of the offering. In this regard, please note that Mr. Abe is an underwriter and must sell the shares that he is offering for his own account at a fixed price for the duration of the offering, even if the shares are quoted on the OTC.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director